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                              July 7, 2021

       Bala Venkataraman
       Chief Executive Officer
       Amplitude Healthcare Acquisition Corp
       1177 Avenue of the Americas, FI40
       New York, NY 10036

                                                        Re: Amplitude
Healthcare Acquisition Corp
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2020
                                                            Filed May 24, 2021
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2021
                                                            Filed May 24, 2021
                                                            File No. 001-39138

       Dear Mr. Venkataraman:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 15. Exhibits, Financial Statement Schedules
       Exhibits 31.1 and 31.2, page EX-31

   1. We note the certifications provided in Exhibits 31.1 and 31.2 in Amendment No. 1 to your Form 10-K for the
fiscal year ended December 31, 2020 and Form 10-Q for the
                                                        quarterly period ended
March 31, 2021 do not include the language required in paragraph
                                                        4(b) referring to
internal control over financial reporting. In addition, your Form 10-Q for the quarterly period
ended March 31, 2021 does not include the introductory language in paragraph 4 referring
to internal control over financial reporting.
 Bala Venkataraman
Amplitude Healthcare Acquisition Corp
July 7, 2021
Page 2

      Please amend the filings to correct your certifications. You may file abbreviated amendments that are limited to the cover page, explanatory note, signature page and paragraph 1,2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and
      Item 601(b)(31) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Brian Cascio,
Accountant Branch Chief, at (202) 551-3676 with any questions.



                                                          Sincerely,
FirstName LastNameBala Venkataraman
                                                          Division of
Corporation Finance
Comapany NameAmplitude Healthcare Acquisition Corp
                                                          Office of Life
Sciences
July 7, 2021 Page 2
cc:       Christopher D Barnstable-Brown, Esq
FirstName LastName